SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

September 13, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

City of Buenos Aires, September 13th 2010

To
Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Please find attached hereto Notice C.R. 185.931 issued by the Buenos Aires Stock Exchange and the relevant answer submitted on the date hereof.

Sincerely,

Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

September 10th 2010.
Please make reference to: Notice C.R. 185931.

To
the Chairman of
BANCO MACRO S.A.
Jorge Horacio Brito
Sarmiento 731
Ciudad Autónoma de Buenos Aires

Re.: Share Purchase Agreement of Banco Privado de Inversiones S.A.

Dear Mr. Brito,

I write to you in connection with the above captioned matter.

In that respect, and in accordance with the information furnished in your letter dated 08.06.2010 in connection with the decision of Banco Macro S.A. to terminate the share purchase agreement under which 100% of the shares of Banco Privado de Inversiones S.A. would be transferred to Banco Macro S.A., and pursuant to the information provided on the date hereof with respect to the approval from the Central Bank of the Republic of Argentina (BCRA) to carry out the above described transaction, we kindly request you to submit a supplementary letter, which shall be disclosed to the investors in general, including more detailed explanations on such issue.

Sincerely,

NORA RAMOS
Head of Negotiable Instruments & Technical Department

Buenos Aires, September 13th 2010

To
Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)
Sarmiento 299, piso 2°
Ciudad de Buenos Aires

Att.:	Nora Ramos Head of Negotiable Instruments & Technical Department

Re.:	Notice C.R. 185931 Banco Privado de Inversiones S.A. - Share Purchase Agreement

Dear Sirs,

As you requested in the above captioned notice, I include herein the explanations in connection with the letter faxed to you last September 9th and submitted by us on September 10th, by which we informed that “the Central Bank of the Republic of Argentina (BCRA) has given us notice of the authorization for the transfer of the shares representing 100% of the capital stock and votes of Banco Privado de Inversiones S.A. (BPI) to Banco Macro S.A.”; which explanations were requested taking into account that on 08.06.2010 such Stock Exchange was given notice of the decision to terminate the above mentioned share purchase agreement.

In that respect, as informed in due time, on March 30th 2010, Banco Macro S.A., as purchaser, entered into an agreement with Alejandro M. Estrada, Alejandro C. Estrada, Raúl Fernandez and Privado L.P., as sellers, for the purchase of shares representing 100% of the capital stock and votes of Banco Privado de Inversiones S.A. (hereinafter referred to as the “Agreement”).

Such Agreement was subject to the fulfillment of certain conditions precedent, which included, among others, the authorization of the Central Bank of the Republic of Argentina (BCRA). The Agreement further established that any of the parties could terminate the same if, by the expiration of the term of 120 days from March 30th 2010, the transaction remained unclosed.

On August 6th 2010, we advised that Stock Exchange that Banco Macro had decided to terminate the Agreement since the parties were unable to comply with the conditions precedent for the closing of the transaction within the stated terms, which we also informed to the BCRA.

As informed in our letter dated September 9th, the Superintendent of Financial Entities carried out all necessary acts for the interested parties to express the interest in moving forward with the transaction under the terms and conditions of the Agreement, to which they agree by filing on that same date a letter with the BCRA that evidences the parties withdrew their decision to terminate the Agreement.

That same date, the Board of Directors of the BCRA issued the Resolution, which we immediately informed to you, authorizing the transfer of the shares representing 100% of the capital Stock and votes of BPI.

The approval given by the Board of Directors of the BCRA includes some changes as to what the parties had originally agreed upon, which are not materially important from Banco Macro’s position, but which require the parties to work together to adjust thereto, a task on which they are actively focused at present and about which we shall keep you duly posted.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 13, 2010

MACRO BANK INC.

By:	/s/ Roberto J. Eilbaum
Name: Roberto J. Eilbaum
Title: Director